UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 3, 2025, Innovation Beverage Group Ltd (the “Company”) received from Shawn Messner his notice of resignation from the Company’s Board of Directors, pursuant to which his resignation is effective as of December 1, 2025.

Mr. Messner has served as a director of the Company since February 2024. His resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Prior to his resignation, Mr. Messner served on the Company’s Audit Committee and Nomination and Remuneration Committee as an independent director.

The Board has initiated the process to identify and appoint a qualified successor to fill the vacancy created by Mr. Messner’s departure. The Company thanks Mr. Messner for his service and contributions to the Board and extends its best wishes to him in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: December 8, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer